UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Mohawk Industries, Inc.
(Exact name of registrant as specified in its charter)

Delaware	01-13697	52-1604305
(State of other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

160 South Industrial Boulevard, Calhoun, Georgia	30701
(Address of principal executive offices)	(Zip Code)

R. David Patton 706-624-2660
Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The extent of the disclosure required depends upon whether such minerals originated from one of the Covered Countries specified in the Rule and are not from recycled or scrap sources. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo or an adjoining country which, for the period covered by this report, are the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Certain of the specified Conflict Minerals may be necessary for the function or production of a small number of the Company’s products. In particular, tin, tungsten and gold may be used in some of the glazes applied to the Company’s ceramic tile products.

The Company has conducted a good faith reasonable country of origin inquiry with respect to the Conflict Minerals that may be necessary for the functionality or the production of its products. To conduct the inquiry, the Company distributed a survey to its vendors that was based on the standardized EICC/GeSI Conflict Minerals Reporting Template and followed up with vendors where necessary. The inquiry was designed to determine, among other things, whether any Conflict Minerals are present in the materials or products sourced from the vendor and, if so, whether any such Conflict Minerals originated in the Covered Countries or are derived from scrap sources. Based on this reasonable country of origin inquiry, including the responses we received from our vendors and related follow up, the Company has no reason to believe that any of the Conflict Minerals that were necessary to the functionality or production of its manufactured or contracted to manufacture products originated in any of the Covered Countries.

A summary description of the Company’s determination and the reasonable country of origin inquiry it conducted to reach such determination is available on the Company’s website at www.mohawkind.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Mohawk Industries, Inc.
(Registrant)

By:	/s/ R. David Patton	May 21, 2018
	R. David Patton	(Date)
Vice President-Business Strategy, General Counsel and Secretary